Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends—Continuing Operations

(Dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Income (loss) from continuing operations	$(11,724)	$(13,217)	$(1,231,329)	$(695,290)	$146,093
Add:
Cash distributions of income from unconsolidated joint ventures	—	3,465	1,975	16,717	75,416
Provision (benefit) for income taxes	(557)	(96,265)	(5,495)	(149,003)	82,930
Homebuilding interest amortized cost of sales and interest expense	100,739	134,188	93,551	120,596	86,698
Interest portion of rent expense	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	1,166	(4,598)	(150,875)	(188,975)	(1,959)

Earnings (loss):	$87,792	$33,269	$(989,923)	$(517,505)	$393,596

Fixed charges:
Homebuilding interest incurred	$110,358	$107,976	$137,398	$138,595	$148,355
Interest portion of rent expense	500	500	500	500	500

Fixed Charges	$110,858	$108,476	137,898	$139,095	$148,855

Ratio of Earnings to Fixed Charges (a)	0.8	0.3	(7.2)	(3.7)	2.6

(a)	As there was no outstanding preferred stock with preference dividends during the periods in the table above, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are the same calculation.